                                 SCHEDULE 13D

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                             MED Diversified, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  26873Q 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Cary W. Purcell
                          Purcell & Scott Co., L.P.A.
                              6035 Memorial Drive
                               Dublin, OH 43017
                           Telephone: (614) 761-9990
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  26873Q 10 1


--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

         Cheyenne-Blaze, LLC
         Rebecca S. Parrett

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                  (a) [_]                 (b) [X]

--------------------------------------------------------------------------------

3        SEC USE ONLY


--------------------------------------------------------------------------------

4        SOURCE OF FUNDS:  OO


--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2 (d) OR 2 (e):                 [_]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Cheyenne-Blaze, LLC                  State of Arizona
         Rebecca S. Parrett                   State of Arizona

--------------------------------------------------------------------------------

          Number of        7        SOLE VOTING POWER:
            Shares                         Cheyenne-Blaze, LLC        11,802,500
                                           Rebecca S. Parrett            420,000
                           -----------------------------------------------------
         Beneficially      8        SHARED VOTING POWER:       0
           Owned by
                           -----------------------------------------------------
             Each          9        SOLE DISPOSITIVE POWER:
          Reporting                        Cheyenne-Blaze, LLC        11,802,500
                                           Rebecca S. Parrett            420,000
                           -----------------------------------------------------
         Person With       10       SHARED DISPOSITIVE POWER:  0


--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           Cheyenne-Blaze, LLC                11,802,500
                           Rebecca S. Parrett                 12,222,500
--------------------------------------------------------------------------------

CUSIP NO.  26873Q 10 1



12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [X]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                           Cheyenne-Blaze, LLC               Approximately  8.6%
                           Rebecca S. Parrett                Approximately  8.9%

14       TYPE OF REPORTING PERSON:

                           Cheyenne-Blaze, LLC               OO

                           Rebecca S. Parrett                IN
--------------------------------------------------------------------------------



ITEM 1.        SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock of MED Diversified, Inc., a Nevada corporation (formerly known as e-MedSoft.com, Inc. and referred to herein as "MED Diversified" or "Issuer"). The principal executive offices of MED Diversified are located at 200 Brickstone Square, Suite 403, Andover, Massachusetts 01810.


ITEM 2.        IDENTITY AND BACKGROUND.

         The reporting persons filing this statement are Rebecca S. Parrett, an individual who resides at 37801 N. Stirrup Court, Carefree, AZ 85377 ("Ms. Parrett") and Cheyenne-Blaze, LLC, an Arizona limited liability company ("Cheyenne-Blaze") with its principal business and principal office located at 37801 N. Stirrup Circle, Carefree, AZ 85377. Cheyenne-Blaze is primarily a holding company for various investments. Cheyenne-Blaze is managed by Ms. Parrett, the sole trustee of the trust which is the sole member of Cheyenne-Blaze.

         To the best of Cheyenne-Blaze's and Ms. Parrett's knowledge, neither Cheyenne-Blaze, nor Ms. Parrett nor the trust which is the sole member of Cheyenne-Blaze is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). Ms. Parrett is a citizen of the United States of America.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Ms. Parrett, the sole trustee of the trust which is the sole member of Cheyenne-Blaze, designated Cheyenne-Blaze as the recipient of 475,000 shares of Common Stock distributable to Ms. Parrett from the holdings of Healthcare Capital, LLC, a Nevada limited liability company formerly known as Intercontinental Investment Associates, Ltd. ("Healthcare Capital"), of which Ms. Parrett is a member. That distribution was made in 2000. Ms. Parrett also designated Cheyenne-Blaze as the recipient of 437,500 shares of Common Stock distributed in September 2001 from the holdings of Healthcare Capital.

         On August 6, 2001, Ms. Parrett received 108,900 shares of Convertible Preferred Stock of Issuer. These shares were acquired in connection with the merger of Chartwell Diversified Services, Inc. into a subsidiary of MED Diversified. The Convertible Preferred Stock was converted on December 27, 2001 pursuant to shareholder approval of the authorization of additional shares of Common Stock into which the Convertible Preferred Stock would be converted. Every one (1) share of Convertible Preferred Stock was converted into one hundred (100) shares of Common Stock. As the result of the December 27, 2001 shareholder vote of MED Diversified authorizing the issuance of such Common Stock, Ms. Parrett's 108,900 shares of Convertible Preferred Stock were converted into 10,890,000 shares of Common Stock which Ms. Parrett designated Cheyenne-Blaze to hold. Cheyenne-Blaze transferred 2,500,00 of these shares to FLOHAZ Partners, LLC, a Delaware limited liability company ("FLOHAZ") of which Ms. Parrett is a member, as a capital contribution.

         Prior to September 2000, Ms. Parrett used her personal funds to acquire 20,000 shares of Common Stock in open market transactions at the then prevailing market price. Healthcare Capital also distributed 500,000 shares of the Common Stock of MED Diversified to Ms. Parrett prior to September 2000, the month in which Ms. Parrett transferred 100,000 of the shares to an irrevocable trust for the benefit of her son. Ms. Parrett and her son do not share the same household.


ITEM 4.  PURPOSE OF TRANSACTION.

         This statement relates to the 11,802,500 shares of Common Stock of MED Diversified owned by Cheyenne-Blaze and the 420,000 shares of Common Stock of MED Diversified owned by Ms. Parrett as a result of the transactions set forth in Item 3 above.

         The purpose of the acquisition of the shares of Common Stock is described in Item 3 above. Neither Cheyenne-Blaze nor Ms. Parrett have any plans or proposals which would be required to be described pursuant to Item 4 of this
Schedule 13D; provided, however, that FLOHAZ is currently contemplating using some or all of the shares of MED Diversified which it owns to provide security for a line of credit or other financing, from a third party, for MED Diversified which line may be used by MED Diversified in connection with an acquisition that has previously been disclosed by MED Diversified.

(a)  Other than as set forth in Item 3 above, not applicable.

(b)  Other than as set forth above or in Items 3, not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Other than as set forth in Item 3 above, not applicable.

(f)  Not applicable.

(g)  Not applicable.

(h)  Not applicable.

(i)  Not applicable.

(j) Other than described above, neither Ms. Parrett nor Cheyenne-Blaze currently have any plan or proposal, or knowledge thereof, that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Cheyenne-Blaze may be deemed to be the beneficial owner of 11,802,500 shares of Common Stock. Such Common Stock constitutes approximately 8.6% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release.

     Of the 11,802,500 shares of Common Stock, which may be deemed to be beneficially owned by Cheyenne-Blaze, 912,500 are shares issued and outstanding. The remaining 10,890,000 shares of Common Stock reported represent those Cheyenne-Blaze was issued as the result of the conversion of its 108,900 shares of Convertible Preferred Stock. Cheyenne-Blaze has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock.

     Ms. Parrett, may be deemed to be the beneficial owner of 12,222,500 shares of Common Stock, which includes the 11,802,500 shares beneficially owned by Cheyenne-Blaze and 420,000 shares owned by Ms. Parrett individually. Such Common Stock constitutes approximately 8.9% of the issued and outstanding shares of MED Diversified Common Stock based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. Ms. Parrett has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of Common Stock she owns individually.

     Ms. Parrett is a member of Healthcare Capital that owns 368,000 shares of the Common Stock of MED Diversified, although neither Ms. Parrett nor Cheyenne-Blaze has any control over the voting or disposition of such shares and each disclaims any beneficial ownership of Healthcare Capital's shares. Further, Ms. Parrett is a member of the board of directors of National Century Financial Enterprises, Inc. ("NCFE") that owns 4,990,000 shares of Common Stock of MED Diversified. However, neither Cheyenne-Blaze nor Ms. Parrett has any control over the voting or disposition of these shares of Common Stock and each disclaims any beneficial ownership of the shares of MED Diversified Common Stock that were issued to NCFE.

(b) NCFE may be deemed the beneficial owner of 4,990,000 shares of Common Stock of MED Diversified. Such Common Stock constitutes approximately 3.7% of the issued and outstanding shares of MED Diversified based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the

     Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. NCFE has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, NCFE disclaims any beneficial ownership of the shares of MED Diversified Common Stock which were issued to Cheyenne-Blaze, Ms. Parrett and Healthcare Capital.

     Healthcare Capital may be deemed the beneficial owner of 368,000 shares of Common Stock of MED Diversified. Such Common Stock constitutes approximately .3% of the issued and outstanding shares of MED Diversified based on the number of shares of MED Diversified Common Stock outstanding as of November 8, 2001 as represented by MED Diversified in its Form 10-Q filed with the SEC for the quarter ended September 30, 2001 plus the 50,000,000 shares of MED Diversified Common Stock issued as a result of the December 27, 2001 shareholder vote approving the conversion of the Convertible Preferred Stock into Common Stock as reported in a December 28, 2001 press release. Healthcare Capital has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, Healthcare Capital disclaims any beneficial ownership of the shares of MED Diversified Common Stock which were issued to Cheyenne-Blaze, Ms. Parrett and NCFE.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in elsewhere in this Schedule 13D, none.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Cheyenne-Blaze and Ms. Parrett to file a joint statement on this Schedule 13D.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: 2/15/02
                                    Cheyenne-Blaze, LLC



                                    /s/ Rebecca S. Parrett
                                    -------------------------------
                                    By: Rebecca S. Parrett
                                    Title: Manager

Date: 2/15/02
                                    /s/ Rebecca S. Parrett
                                    -------------------------------
                                    Rebecca S. Parrett

                                    AGREEMENT


         The undersigned do hereby acknowledge and agree that the form of
Schedule 13 D attached hereto does represent information regarding their collective holdings in MED Diversified, Inc. (formerly known as e-MedSoft.com) and that the Schedule 13D is being filed on behalf of each of the undersigned.



/s/ Rebecca S. Parrett                        Date 2/15/02
-------------------------------                    -------------------------
Rebecca S. Parrett



Cheyenne-Blaze, LLC


     /s/ Rebecca S. Parrett                   Date 2/15/02
     --------------------------                    -------------------------
By:  Rebecca S. Parrett
Its: Manager